June 13, 2005

Mail Stop 0409

Douglas W. Wamsley
Executive Vice President
WebMD Health Holdings, Inc.
224 West 30th Street
New York, NY 10001

Re:	WebMD Health Holdings, Inc.
	Form S-1 filed on May 12, 2005
	File No.  333-124832

Dear Mr. Wamsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-1
General

1. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.
2. We note that your parent participated in the Friedman, Billings,
Ramsey 9th Annual Growth Investor Conference on Wednesday, June 1, 2005. We further note that your parent participated in the Banc of
America Securities 2005 Health Care Conference on May 17, 2005. Please provide us with a copy of your presentations, any handouts and written transcripts, if available.
3. We note your parent`s press release dated June 1, 2005, where your parent announced that its WebMD Health business unit, the unit to be transferred to you, "is in the final stages of negotiating a significant contract" to license your technology to a "major health benefits company." Please tell us why this does not constitute conditioning the market. Assuming it does not, please include this information in your prospectus, including the identity of the provider and any material impact on your 2005 results.
4. We note your parent`s press release dated May 12, 2005, responding to "inquiries" regarding this registration statement. Please describe these inquiries to us and provide us with any written correspondence.
5. Please provide us with all diagrams, pictures and graphic information to be used in the prospectus. We may have additional comments.

Outside Front Cover Page of Prospectus
6. Please identify your underwriters and, unless firm, describe the nature of the underwriting commitment. Refer to Item 501(b)(8) of Reg. S-K.

Inside Front Cover Page of Prospectus

Market and Industry Data

7. Please relocate this information to a portion of the prospectus following the risk factors section.
8. Please identify all third party sources of information upon which you rely, identify whether the information is publicly available (and if so, where) and provide us with copies of all such information. You should highlight the relevant portion of each document and clearly direct us to the part of your registration statement to which it applies. Please identify any reports that were prepared by or for you in anticipation of this offering and attach the appropriate consent as an exhibit to your registration statement, including the report prepared by Manhattan Research. Refer to Rule 436 of Reg. C.
In responding to this comment, please be sure to provide supporting material for the following assertions:

* information provided to consumers through your websites is "objective and trusted" and of "high quality" (pages 1 and 43);

* authors of your original content are affiliated with "widely respected academic institutions" (pages 1 and 43);

* you are "a leading" provider of health information services
(pages
1 and 43);

* the WebMD brand is "among the most recognized and trusted in healthcare (pages 1 and 43);

* the TRUSTe ranking (page 57);

* WebMD is the information source "most frequently recommended by physicians" to patients and peers (pages 2 and 43);

* WebMD is "the leading" online health destination (pages 2, 43 and
47);

* Medscape from WebMD is "the leading online provider of CME programs" (pages 2, 44 and 60);

* the Internet has transformed how consumers and physicians find and use healthcare information and WebMD has been "a leader" in enabling this transition (pages 3 and 45);

* Internet usage and online advertising statistics, including usage by consumers and physicians for information and continuing education
(pages 3 and 44-46);

* healthcare cost statistics and steps taken by employers and consumers in response (pages 3-4, 46, and 53-54);

* 1999 and 2000 "quality initiatives" (pages 4 and 46);

* Internet users devote more time to the Internet than any other medium and are more satisfied with it than traditional sources of information (pages 44 and 48);

* ad spending by consumer packaged goods companies (page 47);

* rising healthcare costs will increase consumer reliance on the Internet (page 44); and

* Medscape reaches "more physicians than any other professional
Web
site" (page 52).




Summary
9. As necessary, please incorporate your response to comments on your summary into the other parts of your prospectus, especially your business section.
10. Please include a separate section covering conflicts of interest between your investors and your parent, as your majority shareholder and a counterparty to key agreements with you. This section should cover, among other things, the fact that related parties negotiated the transaction involving the transfer of assets by your parent in exchange for Class B shares, valuation of those assets (disclose whether they were independently appraised), the negotiation of the services agreement and other agreements between you and your parent, and control exercised by your parent over your board composition and shareholder votes.

Our Business

Introduction, page 1
11. Where relevant, please explain why your parent seeks to pursue this transaction at this point in time. Discuss what assets will be left with your parent and why your parent believes it is advantageous to take its WebMD Health unit public as a separate entity. We note from your parent`s March 8, 2005 press release discussing full-year results that your parent had "previously" announced its intention to engage in a transaction involving you. Please disclose that date. Also, please consider any relationship between this offering and the legal actions discussed on pages 20 and 61. In particular, consider whether this offering would insulate assets from potential claims resulting from legal actions.
12. With respect to your reliance on reports by Manhattan
Research,
please:
* provide us with support for your assertion that Manhattan Research is a "leading Internet market research firm;"
* disclose when the research was done, how large the sample group was and any margin for error; and
* clarify the criteria by which you are measuring yourselves and explain how these criteria support your factual assertions. For instance, if the research shows only that you are the "most frequently recommended" source of information by physicians, please explain how this necessarily makes you one of the most recognized and trusted healthcare brands.

In your business section, please be sure to discuss the Manhattan Research studies in more detail, focusing on any limitations on the scope or reliability of its conclusions.
13. We note your use of user and page view statistics at the bottom of page 1. In your business section, please explain in detail how you define a "user," whether you distinguish between active and inactive users, what you mean by "aggregate" page views, and how you measure your unique monthly user base and page views. If recent figures are not representative of historical trends in your user base or page views, please omit them from your summary. We also note, from page 56, that you cannot advertise to members of private portals. Does your membership number include these members, as well? If so, please make this clear in your summary, quantify private portal membership and consider whether there are any restrictions on your ability to advertise to your professional portals, as well.
14. On page 2, please confirm that the list of licensees is representative of your entire client base and your revenue streams in general. You should avoid choosing clients based solely on brand recognition. In responding to this comment, please provide us with a list of your 10 largest licensees, including the portion of your revenues attributable to each.
15. On page 2 please omit summary discussion of your financials in favor of the more detailed and balanced analysis in your MD&A.

Our Strengths, page 2
16. Please shorten or eliminate this duplicative disclosure (as well as disclosure regarding industry background and your strategy, on pages 3-5). To the extent you choose to retain it, please include balancing disclosure of your key weaknesses and risks to investors in an adjacent section. Also, please clarify what you mean by "good working relationships" with your advertisers and provide us with support for your assertion that you provide advertisers with a "more efficient use" of their marketing dollars compared to traditional media.

Our Corporate Structure, page 6
17. We note from page 6 that your parent intends to transfer assets and liabilities to you prior to completion of the offering. We have the following comments:
* If true, please disclose that you will be issuing all of your Class
B common stock in exchange for this transfer, disclose the terms of conversion into Class A common stock, briefly describe the assets and liabilities to be transferred to you, and disclose any values that have been placed on them.
* Please provide us with an analysis of how the issuance of Class B shares, including underlying Class A shares, is exempt from registration under the Securities Act of 1933. Your analysis should be factually detailed and include references to relevant Commission authority and case law.
* We note that your Class B shares appear to be immediately convertible into Class A shares. Please disclose whether your parent may convert its Class B shares during the 180-day lockup period and, if so, whether the lockup would continue to apply.
* Finally, please tell us why the issuance of Class B shares, and underlying Class A shares, should not be integrated with the public offering.
18. Please eliminate the cross reference from the bottom of page
6.
All material information should be included in your summary. We have the same comment with regard to the cross reference on page 24 of your risk factors.
19. We note that you will enter into a services agreement with your parent. Please describe the terms in more detail, including the fee and termination provisions. Also, please describe the other agreements you intend to enter into with your parent, including any agreement related to transfer of rights related to the WebMD brand.

Risk Factors
20. Where relevant, and only to the extent material, please describe risk associated with any of the following:

* cost-per-action pricing of advertisements (we note from your June
1, 2005 presentation to investors that your advertising campaigns are generally designed to drive "an action" with a recognized return on investment for the client);

* reliance on any one or a few licensees or advertisers for a material part of your revenue;

* loss of members through discontinuation of network site relationships (for example, MSN);

* member acquisition cost and member churn;

* that offering proceeds may not be sufficient to meet current commitments and planned uses over the next two years;

* that your financial statements have been derived from your parent and may not necessarily provide a basis for assessing future performance (see page 33);

* protecting your proprietary technologies or business practices or your reliance on third party intellectual property rights;

* board classification and removal of directors without cause, especially as related to change of control (see pages 72 and 92);

* the legal proceeding involving McKesson HBOC (see page 61); and

* credit concentration (see page F-11).

Risks Related to Our Operations and Financial Performance
21. Where relevant, please discuss risk related to your lack of profitable operations in recent periods, including the risk that recent profits may not be maintained. Also, please disclose your accumulated losses and, to the extent material, any risk related to your financial position. Refer to Item 503(c) of Reg. S-K.

Our online businesses are difficult to evaluate..., page 9
22. Where relevant, please discuss risk related to your offline businesses, which also appear to have limited operating histories. Also, please describe briefly the "significant changes" that your online business has undergone and when this business began.

The timing of our advertising and sponsorship..., page 9
23. Please disclose what portion of your revenue is attributable to advertising.

Usage of our public portals depends on our ability..., page 10
24. Please recast the title to better reflect attendant risk.

We face competition for our products..., page 10
25. Please discuss competition with any of your licensees or advertisers or your reliance on or competition with any one or a few outlets for your consumer marketing (including high-traffic Web sites).


Investors could lose confidence in our financial reports..., page
12
26. Please disclose any known deficiencies in your and your parent`s internal controls.

Our success depends in part on our attracting..., page 14
27. Please recast the title to better reflect attendant risk and remove, from the title and body, any suggestion that your business is currently a "success." Consider using a more neutral term, such as performance.
28. We note that Mr. Holstein recently resigned. Please tell us the reason for his resignation and provide us with any related correspondence between your parent and Mr. Holstein.

Risks Related to Our Relationship with Clients

Our ability to maintain or increase advertising..., page 15
29. Please recast the title to better describe attendant risk. Also, please discuss activity rates among your members and discuss in more detail your reliance on third party sources of membership (including any risk related to their marketing methods, such as the use of unsolicited commercial email to drive traffic).

Risk Related to the Legal and Regulatory Environment in Which We
Operate

Government regulation of healthcare..., page 17
30. Please revise to discuss the specific risks suggested by your disclosure beginning on page 64, including draft guidance related to direct-to-consumer advertising, being subjected to state licensing requirements, and anti-kickback laws (especially if you engage in any kind of variable or cost-per-action pricing).

Changes in industry guidelines..., page 17
31. Please describe the consequences of not complying with new accreditation standards.

The ongoing Department of Justice investigation..., page 20
32. With respect to any of your parent`s managers who have pleaded guilty to crimes in this investigation, please describe their role, if any, in managing any of the businesses or assets to be transferred to you. Also, since your parent is unaware of the investigation`s "exact scope," it is not appropriate for you to posit the legal conclusion that it does not involve your business. In fact, the risk is that the investigation might involve your business. Accordingly, please remove all mitigating language (the entire second paragraph save for the final sentence) from this risk factor and discuss in detail the attendant risk to you should the investigation implicate your business lines or managers, such as the risk of a restatement of financial results or the cost of litigation.

Risks Related to Our Relationship With Our Parent

Some of our directors and officers..., page 21
33. Please identify all such officers and directors here and describe the kind of interests they hold in you and your parent.

Following this offering, we will..., page 22
34. Please disclose any risk relating to your ability to terminate this relationship. For instance, consider whether you would have to pay a penalty fee.

Selected Financial Information, page 30

35. As it relates to your selected financial information, we have read your correspondence to us dated June 1, 2005. In that regard, please revise or expand your disclosure as follows:

* Present all text above the table, rather than in a footnote below the table.

* If true, state that you are unable to provide selected financial information as of and for the year ended December 31, 2000 without unreasonable effort and expense.

* If true, state that the omission of 2000 selected financial information would not have a material impact on a reader`s understanding of your financial results and condition and related trends.

* Considering that there is no auditor association with the selected financial information, remove the "unaudited" label from the 2001 and
2002 columns so as to not create the impression that the 2003 and 2004 information was subject to a SAS 42 examination.

MD&A, page 31
36. Please discuss relevant metrics by which you gauge the strength or weakness of your business or business prospects. See Release 33-
8350. Discuss how these metrics have changed over the years for which you are discussing results, and discuss in detail any evident trends. Based on your recent investor presentations and current disclosure, it appears that such metrics should, at a minimum, include:

* aggregate unique users and page views. Please explain how page views related to private or professional portals is relevant to your revenue streams and, if they are not, or if there are significant limitations on your ability to market to these portals, please provide user base and page view information for your public portal separately and break out further those users and page views associated with sites that you do not own, such as your "network" sites, like AOL Health. Also, please discuss member activity levels among public portal visitors;

* continuing education hours and percentage of the online and overall continuing education market that your Medscape property account for;

* distribution, number advertisers and number of brands for offline publications;

* number of online advertisers and brands of products placed, breakdown between pharmaceutical and consumer packaged goods companies, client attrition and spend rates (including effective cost per thousand or cost per action pricing) and click-through or other response rates (depending on pricing models used); and

* number of private portal licensees and number of consumers under management.

Introduction, page 31

Key Trends Affecting Our Business, page 32
37. This section is highly repetitive of information contained in both your summary and business sections. Please omit or shorten significantly and be sure to tie these trends into the discussion of your financial results.
38. We note that you "intend" to make the "necessary" investments to provide content and services and to increase your brand awareness. Here and in your liquidity section, please discuss these investments in more detail, including anticipated R&D expenses.

Acquisitions, page 33
39. Describe briefly the milestones for HealthShare to receive $5 million in 2006 and for MedicineNet and RxList to receive $20 million in 2006 and 2007. Also, please describe consideration paid for and goodwill and intangible assets associated with MedicineNet, RxList,
The Little Blue Book and Optate separately and describe briefly what these companies, and WellMed on page 34, do.

Critical Accounting Policies and Estimates, page 34
40. In your description of revenue recognition for continuing education products, please explain what you mean by "minimum distribution requirements."
41. On page 35, in discussing transactions with your parent, please be more specific as to allocation of costs between you and your parent. Disclose the kinds of costs considered under each of your approaches to allocating these costs, and explain why. Also, please disclose whether these allocations were used as basis for the terms of your services agreement, how they might differ and why.

Results of Operations, page 35
42. Please discuss separately any material impairments to your acquired assets in 2002, 2003 or 2004.
43. Please explain why you believe net income as a percentage of total revenue will increase in the future. Also, please disclose whether you calculate your cost of sale. If so, please discuss your historical gross margins and your expectations going forward.

2004 and 2003, page 36
44. Where appropriate, please explain your relationship with AOL, including how the AOL agreement works, whether significant revenue is attributable to it, and when it expires. Consider whether additional risk factor analysis may be warranted, as well. Please attach a copy of this agreement to your registration statement as an exhibit.

Revenue, page 36
45. We note that your 2004 revenue increased 16% as you recognized for a full year your 2003 publishing acquisitions. In order to better assess your results, please discuss the performance in 2004 of assets that were not acquired in 2003. Also, with respect to your 2003 acquisitions, please discuss whether these acquisitions experienced revenue growth themselves in 2004 and why. What are your expectations going forward for both assets held through all of
2004
and assets acquired in 2004? Try to give investors an understanding of whether your revenue growth is due to internal growth of your assets or the aggregation of acquired revenue streams. We have similar comments with respect to your 2003-2002 results.

Costs and Expenses, page 36
46. Please explain in detail how you achieved increases in revenue with no concomitant increase in expenses, including operational costs, sales and marketing expenses and G&A. We have similar comments with respect to your discussion of 2003 versus 2002 results.
47. On page 37, please explain what "non-cash" advertising
expenses
are, why they decreased from 2003 to 2004, and how these results relate to sales of offline advertising. Also, please explain the "non-cash" portion of your sales and marketing expenses and how they
are related to your distribution "arrangement" with AOL.   We note
from page 38 that your non-cash charges appear to relate to "services acquired" in exchange for your parent`s "equity securities in acquisitions and strategic alliances." Disclose which acquisitions and alliances you are referring to and explain what is strategic about them.

2003 and 2002, page 37

Revenue, page 37
48. We note your disclosure that your acquisitions are integrated within 12 months of closing so that you are unable to track their performance on an individual basis after that. Please explain how this comports with the contingency arrangements that would appear to require you to track individual performance for longer periods (see your description of the HealthShare, MedicineNet and RxList acquisitions). If the milestones are aggregate in nature, please make this clear and add a risk factor describing the fact that you may be obligated to pay contingent consideration regardless of the performance of individual assets and that you do not track the performance of such assets after one year. Finally, please explain in more detail how you integrate them such that you are unable to track the performance of individual acquisitions after 12 months.

Results of Operations by Operating Segment, page 38
49. We note from page 39 that you do not "disaggregate" assets for purposes of internal reporting. Please explain what "assets" refers to in this context.

2004 and 2003, page 39

Online Services, page 39
50. Please explain where your continuing education services revenue appears and break it out separately to support statements in your last presentation to investors that Medscape accounted for 63% of the online continuing medical education market.
51. We note that the bulk of your increase in Online Services revenues from 2003 to 2004 was attributable to an increase in advertising and licensing-related revenues. Please explain why you believe these business lines experienced growth in 2004 and what your expectations are going forward.
52. Please discuss the likely impact on content syndication and overall revenue in 2005 of the loss of $12 million per year from News
Corporation. Please tell us the nature of this relationship and how you earned revenues under it. Please attach a copy of this agreement as an exhibit to your registration statement and discuss under "strategic relationships," on page 59.
53. It appears that your publishing services segment is growing more rapidly than your online services segment. Please discuss this trend and future expectations.

Liquidity and Capital Resources, page 40

54. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the
statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to Release
33-8350.
55. Please disclose your current cash position, discuss the
potential
impact on liquidity of any timing mismatch between your payables
and
receivables, and explain the potential impact of any negative covenants contained in any agreements to which you are a party, issues related to seasonality of your offline publishing segment, and the loss of News Corporation-related revenue.
56. Please describe the timing of contingent payments with
specificity.
57. Please disclose how much sublease income you are receiving, if significant.. Also, please disclose the length of your sublease, if less than your lease.
58. With respect to your material commitments, including your contingent fees and roll out of new and updated products, please disclose the source of funding for each.
59. We note that you believe you can meet your liquidity
requirements
for the "foreseeable future." Please be more specific and explain your basis for this belief. In this regard, we note anticipated outflows of $45 million over the next two years, based on contingent fees and product roll-out costs alone, and an additional roughly
$10
million in other obligations. This would appear to exceed offering proceeds (not considering underwriting fees). Also, please consider the possibility of a smaller offering or lack of profitable operations (especially in light of the loss of News Corporation revenue). Would you forestall any of your plan to roll out updated or new products?

Business, page 43
60. Where relevant, discuss your R&D activities, pursuant to Item 101(c)(xi) of Reg. S-K, including your planned expenditure of $20 million on new and updated products to be rolled out over the next two years. Also, where relevant, please discuss in more detail the
"strategic" relationships you refer to on page 41.
61. We note from pages F-37 and F-39 that you may have international operations. Where relevant, please discuss your operations overseas and business with foreign entities and consumers. If MedicineNet`s international operations were sold, please discuss whether the buyers represent a potential competitor.

Our Strategy, page 46
62. For each strategy listed, please provide more specific disclosure of companies with which you currently do business, goals achieved, and goals that have not been achieved. In revising this section, consider the following:
* How do you intend to enhance your product offerings and expand brand awareness (and what kind of "strategic" relationships are you seeking)?
* How do you intend to "deepen" advertising relationships or expand your client base (and how many consumer products clients do you have now)?
* How do you intend to increase market penetration of your portals?
* How do all of these strategies relate to your financial condition?
Try to give investors an idea of the costs associated with each of these strategies and the difficulties associated with achieving them.
Also, we note from page 47 that you have a history of "successfully" integrating acquired companies. Which ones are you referring to and why do you believe the integrations were successful? What criteria are you using?





Our Online Services, page 47

Public Portals, page 47
63. Where relevant, please describe in more detail your
relationship
with your advertisers (i.e., how you generate revenue from those relationships). For instance, do you sell advertising primarily on a
cost-per-action or cost-per-impression basis?   Also discuss your
reliance on third party network participants, such as AOL, for users and page views. Please identify any third parties that count for a material part of your public portal users or page views, please break out page views on sites that you own and sites that you do not own and describe any restrictions on your ability to advertise to consumers using third party sites.
64. Where appropriate, please discuss opportunities with the "federal government" that you mentioned in your most recent meeting with investors.

Professional Portals, page 52
65. Where relevant, please discuss how you generate revenue through your professional portal in more detail. Do you receive fees directly from consumers and then remit payments for content to a third party? Do you develop the content independently? Do you rely on any one or a few content providers for a material part of your content?
66. Please explain how Medscape is "well positioned" to increase usage and membership.
67. On page 53, please disclose when current ACCME accreditation lapses and discuss what must be done in order to renew accreditation.

Private Portals, page 53
68. Where relevant, please discuss your relationship with licensees in more detail, including how you bill your licensees. Is it a fixed monthly fee or does it vary by number of users or some other factor?
Also, please disclose whether you may advertise to these private portals and how many of your gross user and page view numbers they account for.
69. We note your belief that directed health plans will be a "significant driver for the growth" of your private portals "during the next several years." Please clarify what you mean.



Advertising and Sponsorship, page 55
70. Please discuss on page 56 your success in attracting consumer packaged goods advertisers in more detail. How many such advertisers do you currently have? How does this compare with past periods?
71. Please describe the "objective" measures of responsiveness you offer to advertisers and discuss how these measures have changed, in the aggregate, over time and support your assertions that you offer advertisers a more "efficient" means of marketing than traditional media (see page 55).

Seasonality, page 58
72. Please discuss seasonality in more detail, including any material impact on revenue trends through the year.

Strategic Relationships, page 59
73. With respect to your relationship with Fidelity Human
Resources
Services Company, please disclose whether Fidelity has any discretion to discontinue using your services with respect to existing employer customers and any limitations on your rights to approach those customers directly. Do you consider those customers to be your customers or Fidelity`s?

Intellectual Property, page 61
74. Please revise your disclosure to meet the requirements of Item 101(c)(iv) of Reg. S-K, including the duration of all intellectual property rights. Also, please discuss in detail the arrangements related to use of the WebMD brand.

Legal Proceedings, page 61
75. Please revise to include disclosure related to the proceeding described on page 20.

Government Regulation, page 64

International Data Regulation, page 68
76. Please describe the business you do overseas or with non-U.S.
residents, which would subject you to possible conflicting or more burdensome international data regulatory schemes. Please revise your risk factors, as necessary.



Consumer Protection Regulation, page 69
77. Please discuss potential liability as a result of the activities of third party marketing services, driving consumer membership on your behalf. What kind of control do you exercise over their practices?

Management, page 71
78. For each executive officer, please discuss what services they will be required to continue to provide to your parent after the close of this offering, and how these services will comport with their obligations to you.
79. Please attach consents to show that Messrs. Gattinella, Gang, Wygod, Vuolo and Wamsley have consented to be listed as directors and/or officers in this registration statement.
80. With respect to Mr. Gang, please indicate his positions with AOL for the last five years.

Compensation Arrangements with Named Executive Officers, page 77
81. We have the following comments with respect to your compensation arrangements:
* Please disclose Mr. Gattinella`s financial and non-financial goals.
Please indicate whether your board has discretion to award a bonus regardless of whether these goals are met. Also, please define "change of control," "without cause" and "good reason" with more specificity. Finally, please describe the non-compete agreement and indicate the state law to which it is subject. We have similar comments with respect to the disclosure of employment arrangements with Messrs. Gang, Wygod and Vuolo (including a more detail description of Mr. Vuolo`s bonus opportunity).
* Please describe Mr. Wygod`s duties with more specificity.
* Please disclose, to the extent known, how Mr. Vuolo`s compensation may change under the amended agreement and when you expect to enter into it.
* Please describe the key terms and timing of the agreement you expect to enter into with Mr. Wamsley.
* Where you disclose gross-up rights, please explain in more detail what this might mean to investors, including the potential size of the excise tax you may be required to cover.

Certain Relationship and Related Party Transactions, page 87
82. Please disclose estimated fees related to the services agreement.
Also, with regard to the indemnity agreement, please be more specific as to the matters it addresses.

Description of Capital Stock, page 90

Amendment of certificate of incorporation and bylaws, page 94
83. Please disclose what provisions will be subject to supermajority voting once your parent no longer holds a majority stake.

Shares Eligible for Future Sale, page 95
84. Please disclose the conversion ratio for Class B into Class A shares and revise your disclosure here and in your risk factors to reflect the availability of such shares for future sale.

Underwriting, page 100

Relationships, page 102
85. Please describe these transactions with more specificity. We may have further comment.

Consolidated Financial Statements - WebMD Health Holdings, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

86. We note that the audit report and consent of Ernst & Young LLP will be signed upon completion of the contribution and transfer described in Note 1 to the consolidated financial statements. Please confirm to us that you will provide a pre-effective amendment to the registration statement with the preface removed and the accountant`s report and consent signed.

Combined Consolidated Statements of Operations, page F-4

87. We note that you intend to present pro forma basic and diluted income per share amounts for the year ended December 31, 2004 as if the planned recapitalization had occurred on January 1, 2004. Please revise to present retroactive per share information for all periods presented. In addition, disclose this information in your Selected
Financial Information. Finally, please explain how you intend to calculate weighted average shares outstanding for basic and diluted earnings per share for all periods.

Combined Consolidated Statements of Cash Flows, page F-6

88. With respect to your purchases of property and equipment, net of disposals, revise to present gross cash receipts and cash payments.
In that regard, separately disclose your capital expenditures and proceeds from sales of assets. Refer to paragraph 75 of SFAS 95.

Note 3 - Transactions with Parent, page F-12

Charges from Parent to the Company

89. We note that the Company`s costs and benefits received as a stand-alone company would likely be different than the amounts reflected in the combined consolidated statements of operations. Revise to disclose an estimate of what those costs would have been if the services had been received from third parties. Refer to SAB Topic 1.B. In addition, your MD&A disclosure should be similarly revised to alert investors to the fact that the costs would have been significantly higher had they been paid to a third party and to provide an estimate of the increased cost.

90. We note that stock compensation is reflected in general and administrative expense in the combined consolidated statements of operations. Revise your presentation to classify stock compensation in the same expense captions as the related salary costs of the relevant employees.

Note 4 - Business Combinations, page F-14

91. With respect to each acquisition, revise to provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.
Refer to paragraph 51(e) of SFAS 141.

92. We note that you still appear to be utilizing the domain names of your targets acquired in recent years. Please advise us why you have not allocated any of the purchases prices to these intangible assets.

Note 5 - Significant Transactions, page F-16

America Online, Inc.

93. Please provide us with your basis for classifying the amortization of warrants issued to Time Warner as sales and marketing expenses. Refer to EITF 01-9. In your response, please summarize the terms of the warrants and agreement as a whole.

News Corporation

94. We note that you received advertising services from News Corporation to be used over ten years expiring in 2010 in exchange for equity securities issued by Parent. We also note that the advertising services were recorded at fair value and included in prepaid advertising in the combined consolidated balance sheets. With respect to this transaction, clarify the nature and type of advertising services received. In addition, tell us your basis in GAAP for the capitalization of these expenses and cite the relevant accounting literature that supports your accounting treatment. Based upon the nature of your response, we may have additional comments.

95. Related to the News Corporation transaction, please tell us how you considered the guidance in EITF 96-18 in accounting for equity securities issued to News Corporation. Explain why you used a discounted cash flow methodology to value the securities instead of the fair value of the securities issued. Please include a summary of the relevant terms of the agreement including any performance commitments or termination provisions. Finally, please explain any difference between the amount of the asset recorded by the Parent as compared to deferred revenue recorded by News Corporation.

Note 10 - Commitments and Contingencies

Other Contingencies, page F-21

96. We note that you have not recorded a liability for you indemnification provisions because "future payment ... is unlikely."
Please explain how you considered the guidance in paragraph 9 of FIN
45 when reaching this conclusion.

Consolidated Financial Statements - MedicineNet, Inc. and
HealthShare
Technology, Inc.

Report of Independent Registered Public Accounting Firm, page F-27 and F-40

97. Pursuant to Item 2.02(a) of Regulation S-X, revise the reports to include the signature of the independent registered public accounting firm.

Unaudited Pro Forma Condensed Combined Consolidated Financial
Statements

Statement of Operations, page F-55

98. Revise to present per share data on the face of the pro forma statement of operations, as well as the number of shares used to compute per share data. Refer to Item 11-02(b)(7) of Regulation
S-X.

Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Stephen T. Giove (via facsimile)


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WebMD Health Holdings, Inc.
June 13, 2005
Page 22